UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2013

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator
 NBT Bancorp Inc. 401(k) and Employee
   Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Albany, New York
 June 27, 2014

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Cash and money market funds	$248,894	227,760
Stable value fund	12,312,251	10,327,790
Collective investment fund	4,169,359	4,769,448
Bond mutual funds	7,874,358	6,821,074
Common stock of NBT Bancorp Inc.	37,491,943	33,194,562
Domestic equity mutual funds	48,832,970	31,665,207
Foreign equity mutual funds	7,893,512	5,121,755
Graduated retirement target mutual funds	19,638,851	10,204,726
Total investments	138,462,138	102,332,322
Notes receivable from participants	1,791,673	1,615,717
Participant contributions receivable	—	13,808
Employer contributions receivable	206,774	154,907
Due from broker	101,856	60,265
Total plan assets	140,562,441	104,177,019
Liabilities:
Due to broker	106,211	180,320
Net assets available for plan benefits	140,456,230	103,996,699
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(35,439)	(178,825)
Net assets available for plan benefits	$140,420,791	103,817,874

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Contributions:
Participant	$5,873,369	4,289,109
Employer	2,523,085	1,885,145
Rollovers	5,348,272	1,008,626
Total contributions	13,744,726	7,182,880
Investment income :
Net appreciation in fair value of investments	22,175,042	1,535,008
Interest	166,473	186,800
Dividends	3,631,718	2,542,131
Net investment income	25,973,233	4,263,939
Deductions from net assets attributed to:
Distributions	(10,397,570)	(2,790,421)
Net increase in net assets available for plan benefits	29,320,389	8,656,398
Assets transferred in from terminated plans	7,282,528	12,552,317
Total change in net assets available for plan benefits	36,602,917	21,208,715
Net assets available for plan benefits:
Beginning of year	103,817,874	82,609,159
End of year	$140,420,791	103,817,874

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor or the Company). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), is a wholly owned subsidiary of NBT Bancorp Inc. NBT Bank, N.A. and Charles Schwab Bank are the trustees of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Mang Insurance Agency LLC 401(k) Plan and EPIC Advisors, Inc. 401(k) Retirement Plan were merged into the Plan effective December 2012.

(b)	Eligibility

All employees who are age 21 or older and scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

(c)	Contributions

Participants may make pre‑tax and post-tax contributions in whole percentages up to IRS limitations for any Plan year. The post-tax contributions are deferrals to Roth accounts. The Plan provides for automatic employee deferrals. Unless the participant makes a contrary election, the Company will withhold 4% of eligible compensation, as defined in the Plan agreement.

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in NBT Bancorp Inc. common stock, however, a participant can diversify this stock in their account at anytime. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a pro-rata basis, based on compensation. No discretionary contributions were made in 2013 or 2012.

(d)	Participants’ Accounts

Participants elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(e)	Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in all employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

(f)	Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

(g)	Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2013 and 2012, forfeitures from nonvested accounts totaled $106,762 and $98,035, respectively, and forfeitures used to reduce employer contributions were $79,940 and $112,308 respectively. Forfeiture account balances totaled $37,703 and $10,881 at December 31, 2013 and 2012, respectively.

(h)	Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing at least 5 years of service.

(i)	Notes Receivable from Participants

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(j)	Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(k)	Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Amounts in prior year’s financial statements are reclassified when necessary to conform with current year’s presentation.

(b)	Investments Held in Trust and Notes Receivable from Participants

The Plan’s investments are stated at fair value on the Statements of Net Assets Available for Plan Benefits with an adjustment from fair value to contract value for fully benefit‑responsive investment contracts. Changes in the carrying value for fully benefit‑responsive investment contracts and changes in fair value for all other investments are included in net investment gain (loss) on the Statements of Changes in Net Assets Available for Plan Benefits. Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. The collective investment funds invest primarily in exchange-trade funds and money market funds and are stated at fair value based on the value of the underlying investment.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The stable value fund consists of the Federated Capital Preservation Fund (the Fund), which primarily holds guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like‑duration and like‑quality investments. Synthetic GICs are portfolios of securities (debt securities or open‑end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts. The key factors that influence future interest credit rates for a synthetic GIC include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into/out of the synthetic GIC; the investment returns generated by the fixed‑income securities underlying the GIC; and the duration of the fixed‑income securities underlying the synthetic GIC. Interest credit rates typically reset on a monthly or quarterly basis according to each synthetic GIC. While there may be slight variations from one to another, most use a formula that is based on the characteristics of the underlying portfolio of the fixed‑income securities. All synthetic GICs provide for a minimum interest credit rate of zero percent, which is intended to protect participant’s principal and accrued interest.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events may include, but are not limited to, the following: (l) amendments to Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

The GICs limit the circumstances under which the issuer may unilaterally terminate the GIC on short notice. These circumstances may include, but are not limited to, the following: (1) the Fund loses its qualified status under the Internal Revenue Code or is otherwise terminated, (2) The Trustee of the Fund fails to meet its material obligation under the GIC, attempts to assign the GIC, or engages in fraud or misinterpretation that materially affects the risk profile of the GIC; or (3) if the fixed income securities underlying the synthetic GIC fail to meet certain criteria as specified in the synthetic GIC. If one of these events occur, the issuer could terminate the synthetic GIC at the market value of the underlying fixed‑income securities (or in the case of a traditional GIC, at the hypothetical market value based on a contractual formula).

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex‑dividend date.

Notes receivable from participants are carried at the unpaid principal balance.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for plan benefits.

(e)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2013 through June 27, 2014 which was the date the financial statements were available to be issued.

(3)	Investments and Fair Value Measurements

Fair value of investments that represent 5% or more of the net assets available for plan benefits at December 31, 2013 or 2012 are as follows:

	2013	2012
Stable value fund:
Federated Capital Preservation Fund	$12,312,251	10,327,790
Domestic equity mutual funds:
T Rowe Price Growth Stock Fund	10,786,371	—
T Rowe Price Growth Stock Adv	—	7,274,499
Vanduarg 500 Index Fund	7,311,943	3,881,827
Common stock:
NBT Bancorp Inc.	37,491,943	33,194,562

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 and 2012, the Plan’s investments (appreciated) depreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2013	2012
Collective investment fund	$643,865	250,936
Bond mutual funds	(242,975)	109,717
Common stock of NBT Bancorp Inc.	8,462,572	(2,727,307)
Domestic equity mutual funds	10,030,747	2,737,794
Foreign equity mutual funds	1,149,801	566,292
Graduated retirement target mutual funds	2,131,032	597,576
	$22,175,042	1,535,008

The average yield for the stable value fund (the Fund) based on actual earnings for years ended December 31, 2013 and 2012 was 0.90% and 1.34%, respectively. This represents the annualized earnings of all investments in the Fund divided by the average balance of all investments, at fair value, in the Fund for years ended December 31, 2013 and 2012, respectively.

The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2013 and 2012:

		Quoted
		prices
		in active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)
Cash and money market funds	$248,894	248,894	—	—
Stable value fund	12,312,251	—	12,312,251	—
Collective investment fund	4,169,359	—	4,169,359	—
Bond mutual funds	7,874,358	7,874,358	—	—
Common stock of NBT Bancorp Inc.	37,491,943	37,491,943	—	—
Domestic equity mutual funds	48,832,970	48,832,970	—	—
Foreign equity mutual funds	7,893,512	7,893,512	—	—
Graduated retirement target mutual funds	19,638,851	19,638,851	—	—
Total	$138,462,138	121,980,528	16,481,610	—

		Quoted
		prices
		in active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)
Cash and money market funds	$227,760	227,760	—	—
Stable value fund	10,327,790	—	10,327,790	—
Collective investment fund	4,769,448	—	4,769,448	—
Bond mutual funds	6,821,074	6,821,074	—	—
Common stock of NBT Bancorp Inc.	33,194,562	33,194,562	—	—
Domestic equity mutual funds	31,665,207	31,665,207	—	—
Foreign equity mutual funds	5,121,755	5,121,755	—	—
Graduated retirement target mutual funds	10,204,726	10,204,726	—	—
Total	$102,332,322	87,235,084	15,097,238	—

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
 OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The plan has no financial instruments recorded at fair value on a nonrecurring basis as of December 31, 2013 and 2012.

(4)	Income Tax Status

The Internal Revenue Service has determined and informed the sponsor by a letter dated October 29, 2013, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(5)	Party‑in‑Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s sponsor. Therefore, transactions involving those shares are party‑in‑interest transactions. EPIC Advisors, Inc., the Plan’s recordkeeper, is a wholly‑owned subsidiary of NBT Financial Services, Inc., which is a wholly‑owned subsidiary of the sponsor. Participant loan distributions and repayments are also considered party-in-interest transactions.

(6)	Assets Transferred in from Terminated Plans

Assets transferred from terminated plans amount to $7,282,528 and relate to the transfer of employee contributions of the Alliance Bank, N.A. Deferred Profit Sharing Plan into the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan, effective July 1, 2013.

Assets transferred from terminated plans in 2012 amount to $12,552,317 and relate to the termination and merging of the Mang Insurance Agency LLC 401(k) Plan and EPIC Advisors, Inc. 401(k) Retirement Plan into the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan, effective December 2012.

(Continued)

Schedule 1

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets Held at End of Year
December 31, 2013

		(c)
	(b)	Description of investment
	Identity of issuer,	including maturity date,		(e)
	borrower, lessor,	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	value
	Cash	Cash	**	$248,398
*	Schwab Retirement Advantage Money Fund	Money market fund	**	496
	Federated Capital Preservation Fund	Stable value fund	**	12,312,251
	Benefit Stadion Capital Pres	Collective investment fund, 497 shares	**	4,984
	Benefit Stadion Growth Fund	Collective investment fund, 118,689 shares	**	1,674,825
	Benefit Stadion Balanced Fund	Collective investment fund, 38,059 shares	**	484,677
	Benedit Stadion Conservative Fund	Collective investment fund, 18,346 shares	**	214,461
	Benefit Stadion Moderate Growth Fund	Collective investment fund, 132,116 shares	**	1,790,412
	Dodge & Cox Income Fund	Bond mutual fund, 365,386 shares	**	4,943,676
	Vanguard Intermediate US Treasury	Bond mutual fund, 263,551 shares	**	2,930,682
	Columbia Acorn Fund	Domestic Equity mutual fund, 70,677 shares	**	2,658,901
	Columbia Dividend Income Fund	Domestic Equity mutual fund, 297,082 shares	**	5,445,505
	Oakmark Equity Income Fund	Domestic Equity mutual fund, 129,581 shares	**	4,230,815
	T-Rowe Price Dividend Growth Fund	Domestic Equity mutual fund, 115,363 shares	**	3,881,959
	T-Rowe Price Growth Stock Fund	Domestic Equity mutual fund, 205,181 shares	**	10,786,371
	T-Rowe Price Mid Cap Growth	Domestic Equity mutual fund, 50,519 shares	**	3,676,738
	Vanguard Mid Cap Index Signal	Domestic Equity mutual fund, 97,837 shares	**	4,205,048
	Vanguard Capital Opportunity Fund	Domestic Equity mutual fund, 28,999 shares	**	3,092,136
	Vanguard 500 Index Fund	Domestic Equity mutual fund, 51,961 shares	**	7,311,943
	T-Rowe Price Small-Capital Value Fund	Domestic Equity mutual fund, 70,350 shares	**	3,543,554
	T-Rowe Price Retirement Income Fund	Graduated retirement target mutual fund, 27,779 shares	**	410,572
	T-Rowe Price Retirement 2010 Fund	Graduated retirement target mutual fund, 111,682 shares	**	1,990,172
	T-Rowe Price Retirement 2020 Fund	Graduated retirement target mutual fund, 341,909 shares	**	6,971,529
	T-Rowe Price Retirement 2030 Fund	Graduated retirement target mutual fund, 263,568 shares	**	5,956,647
	T-Rowe Price Retirement 2040 Fund	Graduated retirement target mutual fund, 134,524 shares	**	3,149,217
	T-Rowe Price Retirement 2050 Fund	Graduated retirement target mutual fund, 88,876 shares	**	1,160,714
	American Fund New Perspective Fund	Foreign equity mutual fund, 132,785 shares	**	4,983,436
	Eurpacific Growth Fund	Foreign equity mutual fund, 59,414 shares	**	2,910,076
*	NBT Bancorp Inc.	Common stock, 1,447,575 shares	**	37,491,943
*	Participant loans receivable	Interest rates – 3.25% – 9.25%	**	1,791,673
				$140,253,811
*	Party-in-interest.
**	Cost omitted for these participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2014	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

	By:	/s/ Catherine Scarlett
Catherine Scarlett
Executive Vice President and Chief
Human Resources Officer and Member of the
401(k) Plan Administrative Committee of
The NBT Bancorp Inc. 401(k) and
Employee Stock Ownership Plan

Exhibit Index
Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm